Exhibit 4.1

Execution Version

STOCKHOLDERS’ AGREEMENT

This Stockholders’ Agreement (this “Agreement”) is made as of March 1, 2012, by and between URANIUM RESOURCES, INC., a Delaware corporation (the “Company”) and RESOURCE CAPITAL FUND V L.P., a Cayman Islands exempt limited partnership (along with its successors and assigns, “RCF”).

Recitals

A.           RCF and the Company have entered into an Investment Agreement dated as of March 1, 2012 (the “Investment Agreement”), whereby RCF has agreed to provide up to $35,000,000 in equity financing to the Company (the “Equity Investment”) in exchange for a number of shares of Common Stock, par value $0.001 of the Company (“Common Stock”) to be determined based on the trading prices of the Company’s Common Stock at specified dates (the “RCF Shares”).

B.           As a result of such issuances, RCF will be the owner of in excess of 5% of the Company’s Common Stock.

C.           RCF and the Company desire to enter into this Agreement for the purpose of establishing (i) RCF’s pro-rata participation rights in new Equity Financing as long as RCF is a stockholder of the Company; (ii) the right of RCF to designate a person for election to the Board of Directors of the Company (the “Board of Directors”); (iii) RCF’s right to designate a non-director to attend the meetings of the Board of Directors; (iv) the right of RCF to have input on management of the Company post-Merger; (v) annual site visits paid for by the Company; and (vi) other terms consistent with RCF’s position as a significant stockholder of the Company.

Agreement

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

1.	Definitions.

“Affiliate” means, with respect to a Person, (i) any partner, director, officer, ten percent (10%) or more stockholder, manager, member, employee or managing agent of that Person or that Person’s Affiliates; and (ii) any other Person (A) that directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, that Person; (B) that directly or indirectly owns or holds (legally or beneficially) 10% or more of any class of voting stock or partnership, membership or other voting interest of that Person; or (C) 10% or more of the voting stock or partnership, membership or other voting interest of which is directly or indirectly owned or held (legally or beneficially) by that Person.

“Equity Financing” means any sale or placement of any Common Stock, warrants to acquire Common Stock, or other Equity Interests of the Company.

“Equity Interests” means, with respect to any Person, all classes of capital stock of (or other ownership or profit interests in) such Person, all warrants, options, rights, interests or other securities for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person; all warrants, options, Indebtedness, rights, interests or other securities exercisable for or convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares of capital stock (or such other interests); and all other ownership or profit interests in such Person (including, without limitation, partnership, member, limited liability company or trust interests therein), whether voting or nonvoting, whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination, and whether or not such shares, warrants, options, rights or other interests are certificated or uncertificated.

“Indebtedness” means, for any Person, without duplication, all indebtedness and liabilities of such Person determined in accordance with GAAP.

“Instrument” means any contract, agreement, undertaking, indenture, mortgage, certificate, document or writing (whether formal agreement, letter or otherwise) under which any obligation, duty, covenant, agreement, affirmation, undertaking or liability is evidenced, assumed or undertaken, or any right or lien (or right or interest therein) is granted, authenticated, notarized, authorized or perfected, and any notice, registration, recordation, or filing associated with or required by any of the foregoing.

“Merger” means the acquisition by the Company of all the outstanding common stock and other equity interests of Neutron Energy Inc. through a merger of URI Merger Corporation, a newly created indirect wholly-owned subsidiary of the Company (the “Company Merger Sub”) into Neutron pursuant to an agreement and plan of merger among Neutron, the Company and the Company Merger Sub (the “Merger Agreement”).

“Partially Diluted Basis” means the number of shares of Common Stock of the Company calculated assuming the exercise or conversion of all securities held by RCF that are exercisable for or convertible into Common Stock and excluding the exercise or conversion of all securities held by any other Person that are exercisable for or convertible into Common Stock.

“Person” means an individual, partnership, corporation (including a business trust), joint venture, limited liability company or other entity, or a governmental authority.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of March 1, 2012, between the Company and RCF.

2.           Pro Rata Participation Right.  So long as RCF or any Affiliate owns or holds any shares of Common Stock of the Company, the Company hereby grants to RCF or such Affiliate the option and the right to participate (or to nominate any of RCF’s Affiliates (collectively, the “RCF Parties”) to participate) in any Equity Financing on a pro rata basis as determined by reference to the RCF Parties’ ownership of shares of Common Stock on a Partially Diluted basis on the date of such Equity Financing (its “Pro Rata Share”), at the same price and the same terms and conditions as offered to other investors in the Equity Financing.  The Company agrees to take any and all action, or to cause such action to be taken, as is necessary or appropriate to allow the RCF Parties to fully participate in any Equity Financing in accordance with the provisions of this Agreement and to maintain the RCF Parties’ pro rata ownership interest in the Company.

(a)           Notice.  In the event the Company proposes to undertake an Equity Financing, the Company shall first give RCF prior written notice of its intention, describing the type of Equity Interests, the consideration and the general terms and conditions upon which the Company proposes to issue the same.  The RCF Parties shall have ten (10) business days from the date of RCF’s receipt of any such notice to elect to purchase its Pro Rata Share of such Equity Interests for the consideration and upon the terms specified in the notice by giving written notice to the Company and stating therein the quantity of Equity Interests to be purchased.

(b)           Sale of Securities.  In the event that no RCF Party exercises the above right within said ten (10) business day period, the Company shall have ninety (90) days thereafter to sell the Equity Interests respecting which such participation rights were not exercised, at a price and upon general terms no more favorable to the purchasers thereof than specified in the Company’s notice.  In the event the Company has not sold the Equity Interests within said ninety (90) day period, the Company shall not thereafter issue or sell any Equity Interests without first offering such securities to the RCF Parties pursuant to this Section 2.

(c)           Waiver of Participation Right .  The participation rights established by this Section 2 may be amended, or any provision or their application to any particular transaction may be waived (prospectively or retroactively) by the written consent of the Company and RCF.

(d)           Exclusions.  The participation rights established by this Section 2 shall not apply to the following:

(i)           issuances of Shares pursuant to arrangements currently in force; and

(ii)           equity compensation granted to the Company’s directors, officers, employees, consultants and agents in connection with bona fide compensation arrangements and the issue of Equity Interests pursuant to such arrangements.

3.	Board of Directors.

(a)           Director Nominees.  At all times while the RCF Parties own or hold shares of Company Common Stock which in the aggregate exceed five percent (5%) of all issued and outstanding shares of Company Common Stock, the Company’s Board of Directors agrees to nominate or appoint one (1) qualified individual identified by the RCF Parties to serve on the Board of Directors of the Company (a “Nominee”).  The initial appointment of a Nominee shall occur no later than the June 2012 annual meeting of the shareholders of the Company to be held no later than June 30, 2012, and thereafter such Nominee shall be included in management’s slate for election to the Board of Directors of the Company.  The Company and the management of the Company shall use commercially reasonable efforts to cause each Nominee to be elected to the Board of Directors of the Company.  For the avoidance of doubt, all qualified individuals nominated by the RCF Parties to serve on the Company’s Board of Directors shall be selected exclusively by the RCF Parties without consultation with or approval by the Company.  The right of the RCF Parties to have representation on the Company’s Board of Directors may be exercised at any time and from time to time.

(b)           Observer Rights.  At all times while the RCF Parties own or hold shares of Company Common Stock which in the aggregate exceed five percent (5%) of all issued and outstanding shares of Company Common Stock, RCF shall have the right to designate, by written notice to the Company, a non-director representative who shall be entitled to attend all meetings of the Board of Directors of the Company in a non-voting, observer capacity (“Observer Rights”).  The Company shall provide such representative with copies of all notices, minutes, consents and other materials that it provides to its directors at the same time and in the same manner as provided to such directors. The right of RCF to have Observer Rights with respect to meetings of the Board of Directors of the Company may be exercised at any time and from time to time.

(c)           Use of Company Confidential Information.  RCF acknowledges that by virtue of its rights with respect to the appointment of a director nominee and its Observer Rights that RCF may receive Confidential Information (as defined below) of the Company.  RCF may disclose Confidential Information (i) to any representative exercising Observer Rights and to any partner, employee, agent, representative or Affiliate of RCF (each, a “Permitted Third Party”) (it being understood that the Permitted Third Party to whom such disclosure is made will first be informed of the confidential nature of such Confidential Information and will be instructed to maintain the confidentiality of such Confidential Information); (ii) to the extent required by any governmental authority or any law, statute, rule or regulation; (iii) in connection with the exercise of any remedies hereunder or any suit, action, claim, arbitration or proceeding relating to this Agreement or the enforcement of rights hereunder; (iv) subject to an agreement containing provisions substantially the same as those of this Section 3(c), to any assignee or any prospective assignee of RCF to which RCF may assign any of its rights or obligations under this Agreement; or (v) with the prior written consent of the Company.  RCF acknowledges and agrees that it is aware, and it shall advise each Permitted Third Party who receives Confidential Information, that it is receiving information of RCF that may include material non-public information and that applicable securities laws may impose restrictions on trading securities when in possession of such information and on communicating such information to any other person.  Any Nominee or any representative or Affiliate of RCF who attends a meeting of the Board of Directors of the Company (or who otherwise obtains Confidential Information) shall be permitted, and the Company hereby expressly acknowledges its authorization, to provide and disclose any and all Confidential Information to RCF and any other Permitted Third Party for the purpose of managing RCF’s investment in the Company.  “Confidential Information” means all confidential, proprietary and material non-public information received from the Company relating to the Company, its business or its properties. “Confidential Information” shall not include any information that (x) is in the possession of RCF or a Permitted Third Party prior to disclosure by the Company; (y) is in the public domain prior to disclosure to RCF or a Permitted Third Party; or (z) lawfully enters the public domain through no violation of this Section 3(c) after disclosure to RCF or any Permitted Third Party.

4.           Consultation on Management of the Company.  Prior to the closing of the Merger, the Board of Directors and management of the Company shall consult with RCF in determining the business, operations and management of the Company, which consultation shall include meeting with RCF to solicit input, considering management personnel suggested by RCF, and permitting RCF to interview management or prospective management.

5.           Site Visits by RCF; Monthly Reports.

(a)           Site Visits.  RCF shall be entitled to visit and inspect the properties and operations of the Company and to review the books and records therein, during normal business hours and upon reasonable notice.  At each such visit, the Company shall make available to RCF appropriate personnel, including accounting, legal and operations personnel, who are able to respond to questions by RCF.  The Company shall otherwise make reasonably available to RCF the Company’s outside accountants and counsel.  The reasonable expenses of one such site visit by an RCF representative (other than a representative who is serving as a director of the Company) during each calendar year, beginning in 2012, shall be paid for by the Company.

(b)           Monthly Reports.  As soon as practicable, but in any event no later than thirty (30) days after the end of each month, the Company shall provide to RCF a written report concerning the activities and operations of the Company and its subsidiaries, including with respect to the development and operations of the properties and uranium projects of the Company and its subsidiaries, together with supporting data and information, with such monthly reports to be delivered in form and substance reasonably acceptable to RCF.  The Company shall include in such monthly reports such additional data, reports and information regarding the condition or operations, financial or otherwise of the Company and its properties as RCF may reasonably request.

6.           RCF Review of Public Announcements.  If the Company will refer to RCF or any of its Affiliates in any public disclosure document, including any press release or any disclosure document to be filed with any governmental authority, and including, but not limited to, disclosures relating to the Merger and the financing by RCF, the Company shall provide RCF with a copy of such disclosure three days prior to release, and the Company shall use its good faith efforts to incorporate the comments provided by RCF into such disclosure.

7.           Representations and Warranties.  The Company represents and warrants (a) that it has not granted and is not a party to and it has no knowledge of any proxy, voting trust or other agreement that is inconsistent with or conflicts with the provisions of this Agreement, and the Company shall not grant any proxy or become party to any voting trust or other agreement that is inconsistent with or conflicts with the provisions of this Agreement, (b) that this Agreement does not violate, conflict with, result in a breach of or constitute a default under, any agreement, debenture, indenture, lease or other instrument to which the Company is a party, and (c) that no authorization or approval or other action by or consent of or filing with any governmental authority, the NASDAQ Capital Market or any other Person is required for, the Company’s due execution and delivery of this Agreement or for the due performance by the Company of its obligations hereunder.

8.           Expenses.  Except as otherwise provided herein, all reasonable out-of-pocket expenses incurred by RCF in connection with performance of this Agreement and enforcement of its rights hereunder shall be reimbursed by the Company promptly upon presentation of appropriate documentation.

9.           Arbitration.  Any disputes between RCF and the Company relating to this Agreement shall be resolved by mandatory and binding arbitration pursuant to rules and procedures set forth in the Investment Agreement

10.           Amendment and Waiver. Except as otherwise provided in this Agreement, no modification, amendment or waiver of any provision of this Agreement shall be effective against the Company or RCF unless such modification, amendment or waiver is approved in writing by the Company and RCF.  The failure of any party to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

11.           Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained in it.

12.           Entire Agreement. Except as otherwise expressly set forth in this Agreement, the Investment Agreement, the Merger Agreement or the Registration Rights Agreement, this document embodies the complete agreement and understanding among the parties to this Agreement with respect to the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter of this Agreement in any way, including the Letter of Intent and Term Sheet dated January 18, 2012.

13.           Successors and Assigns. Except as otherwise provided in this Agreement, this Agreement shall bind and inure to the benefit of and be enforceable by RCF and RCF’s Affiliates and the Company and their respective successors and assigns; provided, however, that, the Company will not assign this Agreement without the prior written consent of RCF and RCF will not assign this Agreement, other than to an Affiliate, without the prior written consent of the Company; provided, further, that RCF has the right to assign this Agreement to any Affiliate of RCF without the written consent of the Company.

14.           Counterparts. This Agreement may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

15.           Remedies. The Company and RCF shall be entitled to enforce their rights under this Agreement specifically, to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor.  The parties to this Agreement agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that each of the Company and RCF may in its sole discretion apply to any court of law or equity of competent jurisdiction for specific performance and/or injunctive relief (without posting a bond or other security) in order to enforce or prevent any violation of the provisions of this Agreement.

16.           Notices. Any notice provided for in this Agreement shall be in writing and shall be delivered to the addresses and by the means set forth in the Investment Agreement.

17.           Further Assurances.  The parties agree to execute and deliver all such further documents, agreements, certificates and instruments and to take such other and further action as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

18.           Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, not including the conflict of laws and choice of law provisions thereof.

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IN WITNESS WHEREOF, the parties to this Stockholders’ Agreement have executed this Stockholders’ Agreement on the day and year first above written.

URANIUM RESOURCES INC.

By:
Donald C. Ewigleben
President and Chief Executive Officer

RESOURCE CAPITAL FUND V L.P.

By:	Resource Capital Associates V L.P.,
General Partner

By:	RCA V GP Ltd., General Partner

By:
Catherine J. Boggs
General Counsel

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